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SHAYNA GILMORE shayna.gilmore@dechert.com +1 202 261 3362 Direct +1 202 261 3091 Fax

February 24, 2020

VIA EDGAR CORRESPONDENCE

Re: Goldman Sachs Trust (File Nos. 033-17619 and 811-05349) (“GST”) and Goldman Sachs Trust II (File Nos. 333-185659 and 811-22781) (“GST II”) (each a “Registrant” and together the “Registrants”)

Post-Effective Amendment No. 778 to the GST Registration Statement on Form N-1A and Post-Effective Amendments Nos. 98, 99 and 100 to the GST II Registration Statement on Form N-1A

Dear Mr. Bellacicco:

This letter responds to comments you provided to Neema Nassiri, Christopher Dailey and Catherine Fauver of Dechert LLP and me during a telephonic discussion on February 3, 2020 with respect to your review of Post-Effective Amendment No. 778 to GST’s registration statement and Post-Effective Amendments Nos. 98, 99 and 100 (each, a “PEA”) to GST II’s registration statement, each filed with the U.S. Securities and Exchange Commission on December 20, 2019. PEA No. 778 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of updating disclosure related to the renaming and repositioning of the Goldman Sachs China Equity Fund (f/k/a Goldman Sachs Asia Equity Fund) and Goldman Sachs Imprint Emerging Markets Opportunities Fund (f/k/a Goldman Sachs N-11 Equity Fund). PEA No. 98 was filed pursuant to Rule 485(a) under the Securities Act of 1933 to (i) incorporate all supplements filed since February 28, 2019 to the registration statement of Goldman Sachs Multi-Manager Alternatives Fund, including those reflecting changes to the fund’s sub-advisers; and (ii) make certain other disclosure changes. PEA No. 99 was filed pursuant to Rule 485(a) to (i) incorporate all supplements filed since February 28, 2019 to the registration statement of Multi-Manager International Equity Fund, Multi-Manager U.S. Dynamic Equity Fund, and Multi-Manager U.S. Small Cap Equity Fund, including those reflecting the addition of a new sub-adviser for the Multi-Manager U.S. Small Cap Equity Fund; and (ii) make certain other disclosure changes. PEA No. 100 was filed pursuant to Rule 485(a) to (i) incorporate all supplements filed since February 28, 2019 to the registration statement of Goldman Sachs Multi-Manager Global Equity Fund, Goldman Sachs Multi-Manager Non-Core Fixed Income Fund, and Goldman Sachs Multi-Manager Real Assets Strategy Fund, including those reflecting changes to each fund’s sub-advisers; and (ii) make certain other disclosure changes. We have summarized your comments below, followed by the Registrants’ responses. Capitalized terms have the meanings attributed to such terms in the applicable registration statement.

February 24, 2020 Page 2

General

1.

Comment: Please respond to the comments in writing and file the responses as correspondence on EDGAR. If a comment asks for revised disclosure or if revisions are contemplated by a Registrant’s response, please provide draft disclosure with your letter. Please allow the SEC staff sufficient time to review the response prior to the 485(b) filing.

Response: We acknowledge the comments and have addressed them accordingly.

2.

Comment: To the extent a comment provided in connection with a particular Fund is applicable to another Fund included in this letter, please incorporate any relevant updates and/or confirm the appropriate information for the other Fund(s) as well.

Response: We acknowledge this comment and have addressed it below accordingly.

GST PEA No. 778

3.

Comment: Footnote 2 to the China Equity Fund’s fee table notes an “Other Expenses” limitation of 0.114%. Pursuant to Item 3, Instruction 1(a) of Form N-1A, please round all fee waivers and expense limitations to the nearest hundredth of one percent.

Response: The China Equity Fund respectfully submits that its fee table complies with the cited instruction. Item 3, Instruction 1(a) of Form N-1A supplements the general requirements of Item 3, which are to include a table of fees and expenses and disclose a fund’s portfolio turnover rate, as well as other related disclosures. The China Equity Fund respectfully submits that Instruction 1(a) provides that figures in a fund’s fee table and its portfolio turnover rate should be rounded to the nearest hundredth, as such figures are generally the result of calculations pursuant to Item 13 and the preparation of financial highlights from the most recently completed fiscal year. The China Equity Fund reflects “Other Expenses” limitations pursuant to Instruction 3(e) of Item 3 on Form N-1A, which the Fund views as separate to the requirement to round the percentages appearing in fee tables and the portfolio turnover rate. The China Equity Fund therefore respectfully declines to round its “Other Expenses” limitation included in its fee table footnotes to the nearest hundredth of one percent.

4.

Comment: The China Equity Fund’s principal investment strategy provides that the Fund may invest in “shares of ‘Red Chip’ and ‘P-Chip’ companies with controlling Chinese shareholders that are incorporated outside of Mainland China and listed on the Hong Kong Stock Exchange.” Please provide an explanation in the “Summary – Principal Strategy” section describing “Red Chip” and “P-Chip” companies.

February 24, 2020 Page 3

Response: The Fund has added the following disclosure to the “Investment Management Approach—Principal Investment Strategies—China Equity Fund” section of the prospectus:

“‘Red Chip’ companies are controlled, either directly or indirectly, by mainland China state entities. ‘P-Chip’ companies are controlled by mainland Chinese companies or individuals.”

5.	Comment: In the China Equity Fund’s principal investment strategy, please disclose the company capitalization ranges for companies considered to be large-cap and mid-cap.

Response: The Fund has added the following disclosure to the “Investment Management Approach—Principal Investment Strategies—China Equity Fund” section of the prospectus:

“As of February 1, 2020, the Fund generally considers issuers with public stock market capitalizations of approximately $2.5 billion to $10 billion to be mid-capitalization companies, and issuers with public stock market capitalizations of approximately $10 billion or more to be large-capitalization companies.”

6.	Comment: Please re-order the principal risks of each Fund in order of importance rather than alphabetically.

Response: The Registrants respectfully decline to make the requested change. The Registrants are not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and the Registrants believe that the current disclosure adequately and clearly describes the principal risks of investing in each Fund. In addition, the importance of each risk will change over time, based on a variety of economic, market and other factors.

However, in an effort to clarify the presentation of the Funds’ principal risks, the Registrants have included the following disclosure at the beginning of the “Summary—Principal Risks” section of their prospectuses:

February 24, 2020 Page 4

“The Fund’s principal risks are presented below in alphabetical order, and not in the order of importance or potential exposure.”

7.

Comment: Please ensure that for each strategy discussed in a Fund’s principal investment strategy there is corresponding risk disclosure included in the Fund’s principal risks. For example, the China Equity Fund’s “Summary—Principal Strategy” section discusses preferred stocks, convertible securities, and IPOs, but there is no corresponding discussion in the Fund’s “Summary—Principal Risks of the Fund” section.

Response: With respect to the China Equity Fund, the Fund has removed references to preferred stocks, convertible securities, and IPOs from the “Summary—Principal Strategy” section of the prospectus, as the Fund does not anticipate that such investments will be principal to the Fund’s investment strategy.

With respect to the remaining Funds, the Registrants confirm that each Fund’s principal risk disclosure adequately addresses the risks presented by the respective principal investment strategy.

8.

Comment: The Imprint Emerging Markets Opportunities Fund’s principal investment strategy section includes a statement that the Fund may invest in exchange-traded funds, futures “and other instruments with similar economic exposures.” Please clarify what “other instruments with similar economic exposures” refers to.

Response: The phrase “other instruments with similar economic exposures” is intended to inform shareholders that the Fund may invest in instruments with economic exposures similar to the types of securities included in the Fund’s 80% investment policy (i.e., equity investments in emerging country issuers). These instruments may include, among other things, ETFs, ADRs and derivatives, including futures and equity swaps. The types of securities and instruments in which the Fund intends to invest as part of its principal investment strategy (and which are included in the Fund’s 80% investment policy) are disclosed in the principal investment strategy section.

9.	Comment: Please explain supplementally how derivative instruments are valued for purposes of a Fund’s 80% investment policy (and, if the full notional value is used, explain why).

Response: Each of the Registrants confirms that the Funds will value a derivative instrument based upon its market value for purposes of their 80% investment policies.

February 24, 2020 Page 5

10.

Comment: The Imprint Emerging Markets Opportunities Fund’s principal investment strategy discusses the use of derivatives. Accordingly, please include corresponding risk disclosure in the principal risks section of the prospectus. Please ensure that such derivatives-related disclosure is appropriate for the Fund, in light of the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

Response: The Imprint Emerging Markets Opportunities Fund has revised its disclosure consistent with the Staff’s comment, and has removed reference to derivatives in its principal investment strategy.

11.	Comment: To the extent applicable, please incorporate disclosure changes contemplated in response to the above comments across the multi-share class and Class P share prospectuses for each Fund.

Response: The applicable Funds have incorporated this comment.

12.

Comment: Each “Average Annual Total Return Table” included in the Class P Shares prospectuses discloses the performance of the applicable Fund’s Institutional Shares prior to the inception date of Class P Shares. To the extent that Class P Shares have higher expenses than Institutional Shares of the same Fund, please disclose that Class P Shares’ returns would be lower than the figures shown due to the higher expenses associated with the class.

Response: The Registrant respectfully acknowledges the comment. However, because Class P Shares now have annual returns for at least one calendar year, the applicable Funds will no longer disclose performance information for another class and will disclose actual performance figures for Class P Shares in accordance with Item 4(b)(2)(iii) of Form N-1A.

13.	Comment: In light of recent events, please update relevant disclosures related to the United Kingdom’s withdrawal from the European Union (commonly known as “Brexit”) in the registration statements.

Response: The Registrants have incorporated this comment. Exhibit A hereto contains the precise changes incorporated into each applicable Fund’s prospectus or SAI.

February 24, 2020 Page 6

GST II PEA No. 100

14.

Comment: The Multi-Manager Non-Core Fixed Income Fund’s principal risks include disclosure titled “Floating and Variable Rate Obligations Risk”, in which risks associated with the transition away from LIBOR are discussed. Please consider briefly explaining what LIBOR is in the disclosure.

Response: The Fund has updated its disclosure to include the following:

“The London InterBank Offered Rate (“LIBOR”) is the average interest rate at which a selection of large global banks borrow from one another, and has been widely used as a benchmark rate for adjustments to floating and variable rate obligations.”

15.	Comment: Please update relevant SAI disclosure pertaining to the most recent approval of the sub-advisory agreement with Wellington for the Goldman Sachs Multi-Manager Global Equity Fund.

Response: The Fund has revised the disclosure accordingly.

GST II PEA No. 98

16.	Comment: Please provide the management fee rates for each GST II Fund included in this letter.

Response: Exhibit B hereto contains the management fee rates for each GST II Fund.

17.

Comment: The disclosure concerning “Loan-Related Investments Risk” in the “Summary—Principal Risks of the Fund” section of the Multi-Manager Alternatives Fund prospectus discusses that, “[g]enerally, loans have the benefit of restrictive covenants that limit the ability of the borrower to further encumber its assets or impose other obligations. To the extent a loan does not have certain covenants (or has less restrictive covenants), an investment in the loan will be particularly sensitive to the risks associated with loan investments.” To the extent that the Fund invests in “covenant lite” loans as part of its principal investment strategy, please specify these investments in the principal investment strategy section.

Response: The Registrant confirms that the Multi-Manager Alternatives Fund does not currently expect to invest in covenant lite loans as part of its principal investment strategy. The Registrant notes that the “Summary—Principal Investment Strategies” section of the Fund’s prospectus indicates that it will invest in “fixed income and/or floating rate securities . . . [and] bank loans (including senior secured loans).” The above language is included in the “Loan-Related Investments Risk” discussion because covenant lite loans may be a subset of the kinds of loans in which the Fund invests.

February 24, 2020 Page 7

18.

Comment: Please confirm that the “Description of Investment Securities and Practices—Special Note Regarding Regulatory Changes and Market Events” section of the Goldman Sachs Multi-Manager Alternatives Fund’s SAI conforms to similar disclosures in other GST II Funds.

Response: The Fund so confirms.

GST II PEA No. 99

19.

Comment: Please confirm that all applicable comments provided above will be incorporated into the Multi-Manager International Equity Fund, Multi-Manager U.S. Dynamic Equity Fund, and Multi-Manager U.S. Small Cap Equity Fund’s registration statement.

Response: The Funds so confirm.

*                *                 *

February 24, 2020 Page 8

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3362 if you wish to discuss this correspondence further.

Sincerely,

/s/ Shayna Gilmore

Shayna Gilmore

cc:	Lindsey C. Edwards, Goldman Sachs Asset Management, L.P.

Melissa O’Neill, Goldman Sachs Asset Management, L.P.

Michelle Wong, Dechert LLP

February 24, 2020 Page 9

Exhibit A

Response 13 (applicable to all Funds)

Prospectus:

Foreign Risk – … Geopolitical developments in certain countries in which a Fund may invest have caused, or may in the future cause, significant volatility in financial markets. For example, the United Kingdom withdrew from the European Union in January 2020 (commonly known as “Brexit”), which may result in increased market volatility and cause additional market disruption on a global basis…

SAI:

. . .

The effects of Brexit will depend, in part, on agreements the United Kingdom negotiates to retain access to EU markets including, but not limited to, trade and finance agreements. Brexit could lead to legal and tax uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which EU laws to replace or replicate. The extent of the impact of the withdrawal in the United Kingdom and in global markets as well as any associated adverse consequences remain unclear, and the uncertainty may have a significant negative effect on the value of a Fund’s investments. While certain measures are being proposed and/or will be introduced, at the EU level or at the member state level, which are designed to minimize disruption in the financial markets, it is not currently possible to determine whether such measures would achieve their intended effects.

On January 31, 2020, the United Kingdom withdrew from the EU subject to a withdrawal agreement that permits the United Kingdom to effectively remain in the EU from an economic perspective during a transition phase that expires at the end of 2020. During this transition phase, the United Kingdom and the EU will seek to negotiate and finalize a new, more permanent trade deal. Due to political uncertainty, it is not possible to anticipate whether the United Kingdom and the EU will be able to agree on and implement a new trade agreement or what the nature of such trade arrangement will be. In the event that no agreement is reached, the relationship between the United Kingdom and the EU would be based on the World Trade Organization rules.

. . .

February 24, 2020 Page 10

Exhibit B

Management Fee Rates of each GST II Fund

Fund	Management Fee Rate Included in Fee Table
Goldman Sachs Multi-Manager Alternatives Fund	1.90%
Goldman Sachs Multi-Manager Global Equity Fund	1.03%
Goldman Sachs Multi-Manager Non-Core Fixed Income Fund	0.85%
Goldman Sachs Multi-Manager Real Assets Strategy Fund	1.00%
Multi-Manager International Equity Fund	0.60%
Multi-Manager U.S. Dynamic Equity Fund	0.80%
Multi-Manager U.S. Small Cap Equity Fund	0.75%